Mail Stop 3561

 					December 23, 2005



Mr. William P. Brand, Jr.
Vice President - Finance
PRB Gas Transportation, Inc.
1875 Lawrence Street, Suite 450
Denver, CO 80202

	Re:	PRB Gas Transportation, Inc.
		Form 8-K Filed December 22, 2005
		File No. 1-32471

Dear Mr. Brand:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

Item 4.02(a)
1. We note you intend to restate your previously filed financial statements in order to record revenue related to billings that were previously determined to be uncollectible. Your decision to restate prior periods suggests that you view this as a correction of an error; however, it appears to us that this may represent a change in estimate as opposed to an error. To the extent this represents a change in estimate, you would need to record such revenue in the period of collection, rather than restating prior periods. See paragraph 10 of APB 20, which specifically refers to uncollectible receivables as an item for which estimates are necessary. Based on guidance provided in paragraph 13 of APB 20, it does not appear this meets any of the criteria to be accounted for as error. Further, based on SAB Topic 13:A1, revenue is not considered realizable or earned until collectibility is reasonably assured, among other criteria. As collectibility was not reasonably assured at the time of billing, the revenue was not yet earned at that time, and was only earned/realizable once cash was received. Thus, it does not appear to us that it would be appropriate to revise your historical financial statements to record this revenue in periods prior to collection. If you disagree, please advise us in detail as to how you arrived at your conclusion. Otherwise, please amend your Form 8-
K accordingly and ensure you record the income related to these collections in the period of collection.
2. We note you concluded on December 15, 2005 that your financial statements for certain periods should not be relied upon; yet, you did not file Form 8-K until December 22, 2005. Please note that Form
8-K should be filed within four days of the triggering event. Refer to SEC Release 33-8400.

*    *    *    *

      As appropriate, please respond to this comment within 5 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding these comments.

								Sincerely,


								Sarah Goldberg


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Mr. Brand
PRB Gas Transportation, Inc.
December 23, 2005
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